EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Year Ended December 31,
	2015	2014		2013		2012		2011
Earnings:
Income/(loss) from continuing operations	$105,482	$16,260		$2,340		$(46,305)		(126,869)
Add (from continuing operations):
Interest on indebtedness (a)	121,875	130,262		125,905		139,069		151,764
Portion of rents representative of the interest factor	1,922	2,224		2,163		2,073		2,039
Amortization of capitalized interest	4,112	3,711		3,374		2,883		2,187
Total earnings	$233,391	$152,457		$133,782		$97,720		$29,121
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$121,875	$130,262		$125,905		$139,069		$151,764
Interest capitalized	16,105	20,249		29,384		26,368		12,979
Portion of rents representative of the interest factor	1,922	2,224		2,163		2,073		2,039
Fixed charges	$139,902	$152,735		$157,452		$167,510		$166,782

Add:
Preferred stock dividends	$3,722	$3,724		$3,724		$6,010		$9,311
Premium/(discount) on preferred stock redemption or repurchase, net	—	—		—		2,791		175
Combined fixed charges and preferred stock dividends	$143,624	$156,459		$161,176		$176,311		$176,268

Ratio of earnings to fixed charges	1.67	—	(b)	—	(b)	—	(b)	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.63	—	(c)	—	(c)	—	(c)	—	(c)
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b) The ratio was less than 1:1 for the years ended December 31, 2014, 2013, 2012, and 2011 as earnings were inadequate to cover fixed charges by deficiencies of approximately $0.3 million, $23.7 million, $69.8 million, and $137.7 million, respectively.

(c) The ratio was less than 1:1 for the years ended December 31, 2014, 2013, 2012, and 2011 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $4.0 million, $27.4 million, $78.6 million, and $147.1 million, respectively.